1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Notice of Extraordinary General Meeting, dated July 22, 2005	A-1

1.2	Circular about the Extraordinary General Meeting, dated July 25, 2005	B-1

1.3	Form of Proxy for the Extraordinary General Meeting to be held on September 9, 2005, dated July 25, 2005	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: July 25, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on September 9, 2005 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the board of directors of the Company:

1.1	THAT the re-election of Wang Xiaochu as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.2	THAT the re-election of Leng Rongquan as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Leng Rongquan, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.3	THAT the re-election of Wu Andi as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Andi, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.4	THAT the re-election of Zhang Jiping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Jiping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.5	THAT the re-election of Huang Wenlin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Huang Wenlin, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

A-1

1.6	THAT the re-election of Li Ping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Ping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.7	THAT the re-election of Wei Leping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wei Leping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.8	THAT the re-election of Yang Jie as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Jie, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.9	THAT the re-election of Sun Kangmin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Sun Kangmin, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.10	THAT the re-election of Li Jinming as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Jinming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.11	THAT the re-election of Zhang Youcai as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Youcai, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.12	THAT the re-election of Vincent Lo Hong Sui as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Vincent Lo Hong Sui, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.13	THAT the re-election of Shi Wanpeng as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Shi Wanpeng, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.14	THAT the election of Xu Erming as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Xu Erming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.15	THAT the election of Tse Hau Yin, Aloysius as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Tse Hau Yin, Aloysius, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

2.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the supervisory committee of the Company (Supervisors who represent the Shareholders):

2.1	THAT the re-election of Zhang Xiuqin as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhang Xiuqin, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.2	THAT the re-election of Zhu Lihao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhu Lihao, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.3	THAT the election of Li Jian as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Li Jian, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

2.4	THAT the election of Xu Cailiao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xu Cailiao, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

SPECIAL RESOLUTIONS

3.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

3.1	Paragraph 2 of Article 21 of the Articles of Association shall be amended as follows:

“The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China

Telecommunications Corporation, representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,614,082,653 shares representing 6.94% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 957,031,543 shares representing 1.18% of the total of the ordinary shares issued by the Company, Zhejiang Financial Development Company, holding a total of 2,137,473,626 shares representing 2.64% of the total of the ordinary shares issued by the Company and Fujian State-Owned Assets Investment Holdings Co., Ltd., holding a total of 969,317,182 shares representing 1.20% of the total of the ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of overseas-listed foreign-invested shares (H shares), representing 17.15% of the total of the ordinary shares issued by the Company.”

THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

3.2	Paragraph 1 of Article 94 of the Articles of Association shall be amended as follows:

“The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company).”

THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

By Order of the Board
China Telecom Corporation Limited
Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, July 22, 2005.

Notes:

1.	With regard to resolutions number 1.1 to 1.15 and number 2.1 to 2.4 in this notice, details of the relevant directors and supervisors are set out in the circular to shareholders dated July 25, 2005. With regard to resolutions number 3.1 and 3.2 in this notice, as the Articles of Association of the Company only exist in Chinese, the Chinese text of the resolutions shall prevail over the English text.

2.	Shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, August 9, 2005 will be entitled to attend the extraordinary general meeting. The register of members of the Company will be closed from Wednesday, August 10, 2005 to Friday, September 9, 2005, both days inclusive, during which period no transfer of the Company’s shares will be effected. Where applicable, shareholders of the Company’s H shares intending to attend the extraordinary general meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, August 9, 2005.

3.	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his/her behalf at the extraordinary general meeting. A proxy need not be a shareholder.

4.	To be valid, the form of proxy, together with the power of attorney or other authorization document (if any) signed by the authorized person or the notarially certified power of attorney must be delivered to (for holders of domestic shares) the Office of the Board of Directors or (for holders of H shares) Computershare Hong Kong Investor Services Limited not less than 24 hours before the time designated for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the extraordinary general meeting should they so wish.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East, Wanchai, Hong Kong

5.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

6.	The registration procedure for attending the extraordinary general meeting is as follows:

(a)	shareholders attending the extraordinary general meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving him/her to be the legal or duly authorized representative, in order to attend the extraordinary general meeting on behalf of such corporation; and

(b)	shareholders intending to attend the extraordinary general meeting ``in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Friday, August 19, 2005.

7.	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

8.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Li Ping            Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

9.	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

Exhibit 1.2

IMPORTANT

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

PROPOSED ELECTION AND RE-ELECTION OF DIRECTORS

AND SUPERVISORS AND PROPOSED AMENDMENTS TO

THE ARTICLES OF ASSOCIATION

A letter from the Chairman of China Telecom Corporation Limited is set out on pages 2 to 5 of this circular.

A notice convening an extraordinary general meeting of the shareholders of the Company to be held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC on September 9, 2005 at 10:00 a.m. is set out on pages 6 to 11 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not later than 24 hours before the time designated for holding the extraordinary general meeting or any adjournment thereof. Completion and return of the relevant forms of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

July 25, 2005

B-1

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Board of Directors”	the Board of Directors of the Company

“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, whose H Shares are listed on the Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

“Director”	the Director of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on September 9, 2005, the notice of which is set out in Appendix 1 of this circular, or any adjournment thereof

“H Share(s)”	overseas listed foreign invested shares in the Company’s issued share capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Listing Rules”	Rules governing the listing of securities on the Stock Exchange

“PRC” or “China”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Taiwan and Macau)

“Proposed Amendments”	the proposed changes to the Articles of Association as set out in Appendix 1 of this circular

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor”	the Supervisor of the Company

“Supervisory Committee”	the Supervisory Committee of the Company

LETTER FROM THE CHAIRMAN

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Executive Directors:	Registered Office:
Wang Xiaochu	31 Jinrong Street
Leng Rongquan	Xicheng District
Wu Andi	Beijing, 100032
Zhang Jiping	PRC
Huang Wenlin
Li Ping	Place of business in Hong Kong:
Wei Leping	38th Floor
Yang Jie	Dah Sing Financial Centre
Sun Kangmin	108 Gloucester Road
Cheng Xiyuan	Wanchai, Hong Kong
Feng Xiong

Non-executive Director:
Li Jinming

Independent Non-executive Directors:
Zhang Youcai
Vincent Lo Hong Sui
Shi Wanpeng

July 25, 2005

To the Shareholders

Dear Sir or Madam,

PROPOSED ELECTION AND RE-ELECTION OF DIRECTORS

AND SUPERVISORS AND PROPOSED AMENDMENTS TO

THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM relating to (i) the proposed election of members to the second session of the Board of Directors and Supervisory Committee (Supervisors who represent the Shareholders); and (ii) the proposed amendments to the Articles of Association.

2.	PROPOSED ELECTION OF MEMBERS TO THE SECOND SESSION OF THE BOARD OF DIRECTORS AND SUPERVISORY COMMITTEE (SUPERVISORS WHO REPRESENT THE SHAREHOLDERS)

LETTER FROM THE CHAIRMAN

The term of office of the current session of the Board of Directors and Supervisory Committee (Supervisors who represent the Shareholders) will expire on September 9, 2005.

The Company proposes to nominate the following persons to stand for election as members of the second session of the Board of Directors and Supervisory Committee (Supervisors who represent the Shareholders), which has to be proposed as separate ordinary resolutions in the EGM and to be approved by Shareholders.

Proposed directors	Proposals
Wang Xiaochu	Re-elected to be Director
Leng Rongquan	Re-elected to be Director
Wu Andi	Re-elected to be Director
Zhang Jiping	Re-elected to be Director
Huang Wenlin	Re-elected to be Director
Li Ping	Re-elected to be Director
Wei Leping	Re-elected to be Director
Yang Jie	Re-elected to be Director
Sun Kangmin	Re-elected to be Director
Li Jinming	Re-elected to be Director
Zhang Youcai	Re-elected to be independent Director
Vincent Lo Hong Sui	Re-elected to be independent Director
Shi Wanpeng	Re-elected to be independent Director
Xu Erming	Elected to be independent Director
Tse Hau Yin, Aloysius	Elected to be independent Director

Proposed supervisors	Proposals
Zhang Xiuqin	Re-elected to be Supervisor
Zhu Lihao	Re-elected to be Supervisor
Li Jian	Elected to be Supervisor
Xu Cailiao	Elected to be Supervisor

The brief information concerning the above proposed directors and supervisors (collectively called “Nominee(s)”) is set out in Appendix 2 of this circular.

Except for those stated in Appendix 2 of this circular, no Nominee has held any directorship in any other listed companies or taken up a post in any affiliated companies in the past three years. In addition, except for those stated in Appendix 2, no Nominee has any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company. No Nominee has any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Nominees will be elected or re-elected subject to approval by Shareholders in the EGM, and their terms will be effective from the conclusion of the EGM. It is expected that they will each enter into a service contract with the Company (for a term of three years commencing from September 9, 2005). After relevant approval has been obtained by Shareholders in the EGM, the Board of Directors and the Supervisory Committee will be respectively authorised to determine the remuneration of each Director and Supervisor. The Board of Directors and the Supervisory Committee will determine the remuneration of each Director and Supervisor with reference to their duty, responsibilities, experience as well as the current market situations. A further announcement will be made following determination of their remuneration.

LETTER FROM THE CHAIRMAN

The number of independent Directors will increase to five in the above proposed second session of the Board of Directors, which will account for one-third of the total number of Directors. The Company believes that this may further strengthen the independency and objectivity of the decisions made by the Board of Directors and may implement a full and impartial supervision over the Company’s management.

Except for those stated in this circular, the Company considers that no other matter should be brought to the attention of the Shareholders in respect of the Nominees.

3.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Pursuant to the plan for the adjustment to the rural telecommunications management mechanism approved by the State Council in 2002, for the purposes of paying the consideration to People’s Government of Fujian Province for acquiring the rural telecommunications assets in Fujian, China, China Telecommunications Corporation entered into a share transfer agreement with Fujian State-Owned Assets Investment Holdings Co., Ltd., an entity duly authorized by the People’s Government of Fujian Province to hold the relevant shares, and agreed to transfer its 969,317,182 ordinary shares in the Company to Fujian State-Owned Assets Investment Holdings Co., Ltd. Such share transfer will affect the capital structure of the Company and paragraph 2 of Article 21 of the Articles of Association will need to be amended.

In addition, due to the proposed increase in the number of independent Directors, paragraph 1 of Article 94 of the Articles of Association will need to be amended.

The Board of Directors proposes to make amendments to the Articles of Association accordingly. A full text of the Proposed Amendments is set out in the notice of the EGM set out in the Appendix 1 to this circular. According to the Articles of Association and the relevant laws and regulations, the Proposed Amendments are subject to the approval of the Shareholders by way of special resolutions at the EGM. Further, the Proposed Amendments will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed.

4.	ACTIONS TO BE TAKEN

A notice convening the EGM is set out in Appendix 1 to this circular. The relevant form of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before August 19, 2005.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the Board of Directors, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

5.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall be made at the Shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two Shareholders or proxies of such Shareholders with voting rights, and (iii) one or more Shareholders including proxy or proxies of such Shareholders accounting individually or jointly for 10% or more of the Company’s shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by a show of hands.

A poll demanded on the election of the chairman of the meeting or on a question of adjournment of the meeting, shall be taken forthwith. Other issues shall be voted by poll at the time to be decided by the

LETTER FROM THE CHAIRMAN

chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw such a request.

6.	RECOMMENDATIONS

The Company considers that the proposed election and re-election of Directors and Supervisors and amendments to the Articles of Association are in the best interests of the Company and the Shareholders as a whole, and recommend the Shareholders to vote in favor of the relevant resolutions to be proposed at the EGM.

By order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

APPENDIX 1	NOTICE OF EGM

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on September 9, 2005 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the board of directors of the Company:

1.1	THAT the re-election of Wang Xiaochu as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.2	THAT the re-election of Leng Rongquan as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Leng Rongquan, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.3	THAT the re-election of Wu Andi as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Andi, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.4	THAT the re-election of Zhang Jiping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Jiping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.5	THAT the re-election of Huang Wenlin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the

APPENDIX 1	NOTICE OF EGM

conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Huang Wenlin, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.6	THAT the re-election of Li Ping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Ping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.7	THAT the re-election of Wei Leping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wei Leping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.8	THAT the re-election of Yang Jie as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Jie, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.9	THAT the re-election of Sun Kangmin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Sun Kangmin, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.10	THAT the re-election of Li Jinming as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Jinming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.11	THAT the re-election of Zhang Youcai as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Youcai, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.12	THAT the re-election of Vincent Lo Hong Sui as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Vincent Lo Hong Sui, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.13	THAT the re-election of Shi Wanpeng as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the

APPENDIX 1	NOTICE OF EGM

conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Shi Wanpeng, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.14	THAT the election of Xu Erming as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Xu Erming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.15	THAT the election of Tse Hau Yin, Aloysius as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Tse Hau Yin, Aloysius, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

2.	To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the supervisory committee of the Company (Supervisors who represent the Shareholders):

2.1	THAT the re-election of Zhang Xiuqin as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhang Xiuqin, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.2	THAT the re-election of Zhu Lihao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhu Lihao, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.3	THAT the election of Li Jian as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Li Jian, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

2.4	THAT the election of Xu Cailiao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xu Cailiao, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

APPENDIX 1	NOTICE OF EGM

SPECIAL RESOLUTIONS

3.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

3.1	Paragraph 2 of Article 21 of the Articles of Association shall be amended as follows:

“The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 57,377,053,317 shares are held by the promoter, China Telecommunications Corporation, representing 70.89% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,614,082,653 shares representing 6.94% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 957,031,543 shares representing 1.18% of the total of the ordinary shares issued by the Company, Zhejiang Financial Development Company, holding a total of 2,137,473,626 shares representing 2.64% of the total of the ordinary shares issued by the Company and Fujian State-Owned Assets Investment Holdings Co., Ltd., holding a total of 969,317,182 shares representing 1.20% of the total of the ordinary shares issued by the Company. A total of 13,877,410,000 shares are held by holders of overseas-listed foreign-invested shares (H shares), representing 17.15% of the total of the ordinary shares issued by the Company.”

THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

3.2	Paragraph 1 of Article 94 of the Articles of Association shall be amended as follows:

“The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors, of which five (5) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company).”

THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

By Order of the Board
China Telecom Corporation Limited
Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC, July 22, 2005.

Notes:

1.	With regard to resolutions number 1.1 to 1.15 and number 2.1 to 2.4 in this notice, details of the relevant directors and supervisors are set out in the circular to shareholders dated July 25, 2005. With regard to resolutions number 3.1 and 3.2 in this notice, as the Articles of Association of the Company only exist in Chinese, the Chinese text of the resolutions shall prevail over the English text.

2.	Shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, August 9, 2005 will be entitled to attend the extraordinary general meeting. The register of members of the Company will be closed from Wednesday, August 10, 2005 to Friday, September 9, 2005, both days inclusive, during which period no transfer of the Company’s shares will be effected. Where applicable, shareholders of the Company’s H shares intending to attend the extraordinary general meeting are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:00 p.m. on Tuesday, August 9, 2005.

APPENDIX 1	NOTICE OF EGM

3.	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his/her behalf at the extraordinary general meeting. A proxy need not be a shareholder.

4.	To be valid, the form of proxy, together with the power of attorney or other authorization document (if any) signed by the authorized person or the notarially certified power of attorney must be delivered to (for holders of domestic shares) the Office of the Board of Directors or (for holders of H shares) Computershare Hong Kong Investor Services Limited not less than 24 hours before the time designated for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the extraordinary general meeting should they so wish.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East, Wanchai, Hong Kong

5.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

6.	The registration procedure for attending the extraordinary general meeting is as follows:

(a)	shareholders attending the extraordinary general meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving him/her to be the legal or duly authorized representative, in order to attend the extraordinary general meeting on behalf of such corporation; and

(b)	shareholders intending to attend the extraordinary general meeting “in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Friday, August 19, 2005.

7.	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

8.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Li Ping         Yung Shun Loy, Jacky

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

9.	As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

APPENDIX 2	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED DIRECTORS

Mr. Wang Xiaochu, age 47, is Chairman of the Board of Directors and Chief Executive Officer of our Company. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. Mr. Wang is also President of China Telecommunications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and has over 24 years of management experience in the telecommunications industry.

Mr. Leng Rongquan, age 56, is Executive Director, President and Chief Operating Office of our Company. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng is also Vice President of China Telecommunications Corporation. Mr. Leng has had 29 years of operational management experience in the telecommunications industry in the PRC.

Ms. Wu Andi, age 50, is Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our Company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a postgraduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry (“MII”), and Director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also Vice President of China Telecommunications Corporation. Ms. Wu has 23 years of financial management experience in the telecommunications industry in China.

Mr. Zhang Jiping, age 49, is Executive Director and Executive Vice President of our Company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a postgraduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was a Deputy Director General of the Directorate General of Telecommunications (“DGT”) of the Ministry of Posts and Telecommunications (“MPT”), and a Deputy Director General and Director of the Network Management Center of the Posts and Telecommunications Administration of Liaoning Province. Mr. Zhang is also Vice President of China Telecommunications Corporation and Chairman and General Manager of Northern Telecom Co., Ltd. under China Telecommunications Corporation. Mr. Zhang has 23 years of operational and managerial experience in the telecommunications industry in China.

Ms. Huang Wenlin, age 51, is Executive Director and Executive Vice President of our Company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a major in engineering and management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also Vice President of China Telecommunications Corporation. Ms. Huang has 30 years of operational and managerial experience in the telecommunications industry in China.

APPENDIX 2	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

Mr. Li Ping, age 51, is Executive Director, Executive Vice President and Joint Company Secretary of our Company. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the state University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and Deputy Director General of the DGT of the MPT. Mr. Li is also Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 29 years of operational and managerial experience in the telecommunications industry in China.

Mr. Wei Leping, age 59, is Executive Director and Executive Vice President of our Company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received a Master degree in communication and information systems engineering from the Research Institute of Post and Telecommunications. Prior to joining China Telecommunications Corporation in April 2001, Mr. Wei served as Deputy Director of the Telecommunications Research Institute of the Ministry of Information Industry, Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecommunications Corporation. Mr. Wei has 27 years of experience in research and development for network technologies in the telecommunications industry in China.

Mr. Yang Jie, age 43, is Executive Director and Executive Vice President of our Company. Mr. Yang is a senior engineer at professor level. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a Bachelor degree in radio engineering. He then obtained a master degree of communication and information management at the Norwegian School of Management. Mr. Yang previously served as Deputy Director General of Shanxi Administration Bureau of Posts and Telecommunications, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute and General Manager of the Northern Telecom Department of China Telecommunications Corporation. He is also Vice President of China Telecommunications Corporation. Mr. Yang has 21 years of operational and managerial experience in the telecommunications industry in China.

Mr. Sun Kangmin, age 48, is Executive Director and Executive Vice President of our Company. Mr. Sun is a senior engineer. Mr. Sun previously served as Department Head of the Information Industry Department of Sichuan Province, Director General of Communications Bureau of Sichuan Province as well as Chairman and General Manager of Sichuan Telecom Company Limited. Mr. Sun has 21 years of operational and managerial experience in the telecommunications industry in China.

Mr. Li Jinming, age 53, is Non-executive Director of our Company. Mr. Li is Chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic Shareholders of the Company, and Chairman of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management.

Mr. Zhang Youcai, age 64, is Independent Non-executive Director of our Company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China for more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang is also an Independent Director of China Petroleum &

APPENDIX 2	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

Chemical Corporation and an Independent Supervisor of PetroChina Company Limited. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

Mr. Vincent Lo Hong Sui, aged 57, is Independent Non-executive Director of our Company. Mr. Lo founded the Shui On Group in 1971 and is the Group’s Chairman and Chief Executive. He is also Chairman and Chief Executive Officer of Shui On Land Limited. The Group is engaged in property development, construction, construction materials, and hotel businesses. To further consolidate its prime developments in the Chinese Mainland, the Group established its property flagship — Shui On Land Limited in 2004. Mr. Lo is a Member of The Tenth National Committee of Chinese People’s Political Consultative Conference, Honorary Life President of Business and Professionals Federation of Hong Kong, President of Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, Vice Chairman of All-China Federation of Industry & Commerce, Economic Adviser to the Chongqing Municipal Government, Vice Chairman of Chamber of International Commerce Shanghai, Member of Greater Pearl River Delta Business Council, Director of Great Eagle Holdings Ltd, Non-Executive Director of Hang Seng Bank Ltd, Court Member of The Hong Kong University of Science and Technology, Adviser to HKThailand Business Council, Director of The Real Estate Developers Association of Hong Kong, Adviser to Chinese Society of Macroeconomics and Peking University China Center for Economic Research, and Council Member of China Overseas Friendship Association. He was awarded the Gold Bauhinia Star (GBS) in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region (HKSAR). He was made an Honorary Citizen of Shanghai in 1999. He was named Businessman of the Year by the Hong Kong Business Awards in 2001, and won the Director of the Year Award in the category of Listed Company Executive Directors from The Hong Kong Institute of Directors in 2002.

Mr. Shi Wanpeng, age 68, is Independent Non-executive Director of the Company. He is currently a member of the Tenth National Committee of the Chinese People’s Political Consultative Conference (“CPPC”), Vice Chairman of the Economic Committee of CPPC, Chairman of China Packing Industry Association, Honorary Chairman of China Logistic and Procurement Industry Association and an independent non-executive Director of China Petroleum & Chemical Corporation. Mr. Shi graduated in 1960 from Northern Jiaotong University with a major in Railway Transportation Management. He is a Professor level Senior Engineer and served as Deputy Director General and Director General of Department of Transportation and Department of Economy & Technology Cooperation of State Economy & Trade Commission, Director General of Department of Production Planning of State Development Planning Commission, Deputy Director of Economic and Trade Office of the State Council, Chairman of China Textile Industry Association and Vice Chairman of the State Economic and Trade Commission (minister level). He has more than 40 years of operational and managerial experience in state-owned enterprise and state industry development of PRC.

Mr. Xu Erming, age 56, is currently the Dean of the School of Business and the supervisor of the PhD candidates of Remin University of China. Mr. Xu is also a member of the Fifth Session of the Academic Appraisal Group of the Academic Degree Committee of the State Council, the Chairman of the Steering Committee (Section of Higher Education in Business Administration) of the Ministry of Education as well as the Professor of the University of Scranton and the Polytechnic University of Hong Kong etc. Mr. Xu graduated from Remin University of China and obtained the PhD in Economics in 1994. Over the years, he has been working as the Instructor and Associate Professor of the Faculty of Industrial Economics as well as the Professor and the Assistant Dean, and subsequently, the Dean of the School of Business Administration of Remin University of China. Mr. Xu has attained a relatively high level of academic research standards on the strategic management and operational aspects of enterprises.

Mr. Tse Hau Yin, Aloysius, age 57, is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president of the HKICPA. He joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of CNOOC Limited, Wing Hang Bank, Limited and Linmark Group Limited, companies listed on The Stock Exchange of Hong Kong Limited. Mr. Tse is a graduate of the University of Hong Kong.

APPENDIX 2	BRIEF INFORMATION CONCERNING THE PROPOSED DIRECTORS AND SUPERVISORS

PROPOSED SUPERVISORS

Ms. Zhang Xiuqin, age 58, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunications Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of our Company. Ms. Zhang has 36 years of operational and managerial experience in the telecommunications industry in China.

Ms. Zhu Lihao, age 64, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a PRC registered accountant. She graduated from Engineering Economics Department of Beijing Mining College in 1963. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs and Foreign-related Auditing of the Audit Bureau. Ms. Zhu has 42 years of experience in management and auditing.

Mr. Li Jian, age 43, is currently the Chairman and President of China Telecom (Hong Kong) International Limited, and concurrently the Managing Director of the Investors Relation Department of our Company. He graduated from Beijing Radio and Television University in 1982 with a major in Accounting and obtained a Master degree in International Business Administration from Australian National University. Previously, he was the Director of Treasury Division of the Department of Finance of the Ministry of Posts and Telecommunications and served at China Telecommunications Corporation to take up the post of the Director of the Treasury Division and Assets Division, the Director of the General Affairs and Assets Division under the Department of Finance. Mr. Li is an accountant and has 23 years of operational and management experience in the telecommunications industry.

Mr. Xu Cailiao, age 42, currently a Director of the Corporate Strategic Department of our Company. He graduated from the School of Law of Peking University in 1987 and obtained a Master degree in Law. Previously, he was a Director of the State Commission for Economic Restructuring and the Managing Director of the Hong Kong branch of Irico Group etc. He was qualified to practise law in China in 1988. Mr. Xu is highly experienced in respect of corporate governance, organizational development and process management.

Exhibit 1.3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Form of proxy for the Extraordinary General Meeting to be held on September 9, 2005

I/We(Note 1)                                                                                                                                                                                                 of                                                                                                                                                                                     being the registered holder(s) of H/domestic shares(Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or                                                                                                                                             of                                                                                                                                                             as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC on September 9, 2005 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.(Note 4)

ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)

1.      To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the board of directors of the Company:

1.1    THAT the re-election of Wang Xiaochu as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wang Xiaochu, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.2    THAT the re-election of Leng Rongquan as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Leng Rongquan, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.3 THAT the re-election of Wu Andi as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this

C-1

ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)

         meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wu Andi, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.4    THAT the re-election of Zhang Jiping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Jiping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.5    THAT the re-election of Huang Wenlin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Huang Wenlin, and THAT the board of directors of the Company be and is hereby authorized to determine her remuneration.

1.6    THAT the re-election of Li Ping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Ping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.7    THAT the re-election of Wei Leping as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Wei Leping, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.8    THAT the re-election of Yang Jie as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Yang Jie, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)

1.9    THAT the re-election of Sun Kangmin as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Sun Kangmin, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.10 THAT the re-election of Li Jinming as director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Li Jinming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.11 THAT the re-election of Zhang Youcai as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Zhang Youcai, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.12 THAT the re-election of Vincent Lo Hong Sui as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Vincent Lo Hong Sui, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.13 THAT the re-election of Shi Wanpeng as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Shi Wanpeng, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.14 THAT the election of Xu Erming as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any

ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)

         director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Xu Erming, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

1.15 THAT the election of Tse Hau Yin, Aloysius as independent director of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Tse Hau Yin, Aloysius, and THAT the board of directors of the Company be and is hereby authorized to determine his remuneration.

2.      To consider and approve, by way of separate ordinary resolutions, each of the following resolutions in relation to election of members of the second session of the Supervisory Committee of the Company (Supervisors who represent the Shareholders):

2.1    THAT the re-election of Zhang Xiuqin as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhang Xiuqin, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.2    THAT the re-election of Zhu Lihao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Zhu Lihao, and THAT the supervisory committee of the Company be and is hereby authorized to determine her remuneration.

2.3    THAT the election of Li Jian as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Li Jian, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

2.4    THAT the election of Xu Cailiao as supervisor of the Company be and is hereby considered and approved, with effect from September 9, 2005 (effective from the conclusion of this meeting) and for a term of three years; THAT any

ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)

         director of the Company be and is hereby authorized to sign on behalf of the Company the supervisor’s service contract with Xu Cailiao, and THAT the supervisory committee of the Company be and is hereby authorized to determine his remuneration.

SPECIAL RESOLUTIONS

3. THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

3.1    To amend paragraph 2 of Article 21 of the Articles of Association to reflect the change in the capital structure of the Company. To authorise the directors of the Company to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

3.2    To amend paragraph 1 of Article 94 of the Articles of Association to reflect the increase in the number of independent directors. To authorise the directors of the Company to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

Dated this day of 2005	Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited (for holders of domestic shares) at the Office of the Board of Directors of the Company, 31 Jinrong Street, Xicheng District, Beijing, PRC or (for holders of H shares) the Company’s share registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked